AMENDMENT TO SERVICING AGREEMENT

This Amendment, effective on the date set forth below, is entered into by and between Calvert Variable Products, Inc. and Calvert Investment Services, Inc.

WHEREAS, on December 12, 2008, Calvert Variable Products, Inc. (formerly “Summit Mutual Funds, Inc.”) and Calvert Shareholder Services, Inc. entered into an amended distribution agreement (“Agreement”); and

WHEREAS, effective April 30, 2011, Calvert Shareholder Services, Inc. changed its name to “Calvert Investment Services, Inc.”;

NOW, THEREFORE, it is hereby agreed that the Agreement is revised to reflect this name change of the administrator to “Calvert Investment Services, Inc.”

Date: March 14, 2012

Calvert Variable Products, Inc.

By:  /s/William M. Tartikoff

Name: William M. Tartikoff

Title: Vice President and Secretary

Calvert Investment Services, Inc.

By:  /s/Ronald M. Wolfsheimer

Name: Ronald M. Wolfsheimer

Title:   Executive Vice President, Chief Financial

      and Administrative Officer